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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48629

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2024__ AND ENDING __09/30/2025__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __QUATTRO M SECURITIES, INC.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__735 RIDGEFIELD ROAD__
(No. and Street)

__WILTON__   __CT__   __06897__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EUGENE L. MAURO   (212) 344-5661   gmauro@qmsdirectex.com

Brian W. Anson, CPA

18455 Burbank Blvd. #404   Tarzana   CA   91356

September 15, 2005   2370

OATH OR AFFIRMATION

I, EUGENE L. MAURO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of QUATTRO SECURITIES, Inc., as of September 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chairman of Executive Committee

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
TOGETHER WITH AUDITOR'S REPORT

As of and for the Year Ended September 30, 2025

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Quattro M Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Quattro M Securities, Inc. as of September 30, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quattro M Securities, Inc.'s management. My responsibility is to express an opinion on Quattro M Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Quattro M Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Quattro M Securities, Inc.'s financial statements. Supplemental Information is the responsibility of Quattro M Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Quattro M Securities, Inc.'s auditor since 2025.

Tarzana, California

November 12, 2025

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As of September 30, 2025

ASSETS

Cash and Cash Equivalents	$ 11,307	
Deposit with Clearing Organizations	250,894	$ 262,201
Commissions Receivable-Clearing Corp	619,627	
Other Receivables	209.420	
Due from Adler Coleman, bankrupt	75,591	904,638
TOTAL ASSETS		**$1,166,839**

LIABILITIES AND STOCKHOLDERS ' EQUITY

Liabilities		
Accrued Expenses and Accounts Payable		$ 232,828
Stockholders' Equity		
Capital Stock Issued:		
200 Shares authorized-NPV		
100 Shares issued & outstanding	500	
Paid In Surplus	299,500	
Retained earnings	634,011	
Total Stockholders' Equity		934.011
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$1,166,839**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

QUATTRO M SECURITIES, INC.

Statement of Income

For the Year ended September 30, 2025

Income	
Commissions and floor brokerage	$6,648.927
Interest earned on firm deposit	
and clearance accounts	1,529
Total Income	**$6,650,456**
Operating expenses	
Officer Compensation	125,000
Employees' compensation and benefits	1,652,452
Selling, general and admin expenses	330,944
Consultants	2,187,695
Telephone	509,348
Regulatory fees and expenses	696,422
Income Taxes	4,950
Commissions paid	890,618
Total Operating Expense	**6,397,479**
Net Income for Year	**$ 252,977**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year ended September 30, 2025

Stockholders' Equity – Beginning of Year	**$ 681,034**
Net Income	252,977
Stockholders' Equity – End of Year	**$ 934,011**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Year ended September 30, 2025

Cash Flows from Operating Activities

Net Income	**$252,977**
Changes in Assets & Liabilities:	
Decrease (Increase) in commissions receivable	(271,991)
Decrease (Increase) in other receivables	(67,123)
Increase (Decrease) in accrued expenses and accounts payable	93,105
Net Cash-Operating Activities (Decrease)	**(246,009)**
Net changes in cash equivalents	6,968
Cash Balance -Beginning of Year:	**$255,233**
Cash Balance -End of Year:	**$262,201**

Supplemental disclosure of cash flow information:	
Cash paid during year for:	
Interest	$ -0-
Corporation taxes	**$4,950**

Reconciliation of cash, cash equivalents and restricted cash:
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Condition that sum to the amounts shown on this statement.

Cash	**$ 11,307**
Deposit with Clearing Organizations	250,894
	$262,201

The accompanying notes to financial statements are an integral part of this statement.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2025

Note 1 – Date of Incorporation -- The Corporation was incorporated in New York on December 5, 1994, under the name of Quattro M Securities, Inc. (the "Corporation"). The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from its office at 735 Ridgefield Road, Wilton, CT 06897. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through RBC Capital Markets LLC & Velocity Clearing LLC on a fully disclosed basis

Note 2 – Significant accounting polices

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the year ended September 30, 2025.

Securities transactions -- Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade basis.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At various times during the year ended September 30, 2025, balances of cash and cash equivalents at banking institutions may have exceeded federal insurance levels.

Income taxes -- The Company is a C corporation and deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that

some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 3 – Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 735 Ridgefield Road, Wilton, CT 06897 and 4829 Pelican Blvd, Cape Coral, FL 33914. Terms of these leases are $ 3,000 per month for 735 Ridgefield Road, Wilton, CT 06897 and $2,000 per month for 4820 Pelican Blvd, Cape Coral, FL 33914. These lease arrangements are month-to-month.

The corporation was not subject to any litigation during its fiscal year ending September 30, 2025.

Note 4 - Insurance -- The Corporation maintains a renewable Stockholders' Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 5 – Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2025, the corporation had net capital of $ 649,001, which was $633,479 in excess of its required net capital of $5,000 or 6 2/3 or aggregate indebtedness which is $15,522. In this case the minimum net capital is $5,000 and the corporation's ratio of aggregate indebtedness $232,828 to net capital was .3587 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 6 – Other Assets -- The Corporation is owed commissions of $75,591 from Adler Coleman & Co., in bankruptcy, and other non-current assets, of $209,419. No allowance for bad debts has been recorded for these amounts as there are excluded from net capital and management expects them to be collected.

Note 7 – Related Parties -- The offices of the Company are located in the homes owned by a family member of the Chairman of the Executive Committee. The rent charges include utilities and other related expenses which are paid for by the Company's funds. During the year ended September 30, 2025, rent expense incurred by the Company totaled $ 60,000. These office lease arrangements are month-to-month.

Note 8 –   <u>Subsequent Events</u> -- The Company performed an evaluation of events that have occurred subsequent to September 30, 2025, and through November 12, 2025, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2025.

Note 9 -   <u>Segment Reporting</u> - The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions. The Company has identified it's Chairman of the Executive Board as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SCHEDULE 1

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As of September 30, 2025

Computation of Net Capital

Total Stockholders' Equity	$ 934,011
Less: Non-allowable assets	
Receivables over 60 days	285,010
Net Capital	**$ 649,001**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 15,522
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 633,479
Percentage of Aggregate Indebtedness to Net Capital	**35.87 %**

No material difference exists between our Audit Report for the fiscal year ending September 30, 2025, and the Focus Report X-17A-5 as of September 30, 2025.

SCHEDULE 2

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of September 30, 2025

      The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through RBC Capital Markets, LLC & Velocity Clearing, LLC on a fully disclosed basis.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quattro M Securities, Inc.
Wilton, CT

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Quattro M Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quattro M Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Quattro M Securities, Inc., stated that Quattro M Securities, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception and that it has not held customer funds or securities. Quattro M Securities, Inc.'s management, is responsible for compliance with the exemption provisions and their statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Quattro M Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 12, 2025


Quattro M Securities, Inc.
Exemption Report
September 30, 2025


Quattro M Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.The Company claimed an exemption from 17 C.F.C § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) (ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

2.The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Quattro M Securities, Inc.

_____

November 12, 2025

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Quattro M Securities, Inc.
Wilton, CT

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2025, which were agreed to by and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quattro M Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quattro M Securities, Inc.'s management is responsible for Quattro M Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2025, as applicable with the amounts reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firm's records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 12, 2025